[redacted]

14046795

AB 3/12

UNI
SECURITIES AND E
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50847

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KOVACK SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6451 N. FEDERAL HIGHWAY, SUITE 1201
(No. and Street)

FORT LAUDERDALE	FLORIDA	33308
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BRIAN J KOVACK 954-782-4771
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARGOLIES, FINK AND WICHROWSKI
(Name – *if individual, state last, first, middle name*)

2201 W. SAMPLE ROAD, BLDG 9, SUITE 1B, POMPANO BEACH, FLORIDA 33073
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 4/2/14

OATH OR AFFIRMATION

I, BRIAN J. KOVACK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KOVACK SECURITIES, INC., as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Brian Kovack
Signature

President
Title

Notary Public

MARC A. MORELL
MY COMMISSION # EE106223
EXPIRES: June 26, 2015
1-800-3-NOTARY Fl. Notary Discount Assoc. Co.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KOVACK SECURITIES, INC.
(a wholly owned subsidiary of Kovack Financial LLC)

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2013 AND 2012
and
INDEPENDENT AUDITOR'S REPORT

MARGOLIES, FINK AND WICHROWSKI
CERTIFIED PUBLIC ACCOUNTANTS

KOVACK SECURITIES, INC.
(a wholly owned subsidiary of Kovack Financial LLC)

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2013 AND 2012
and
INDEPENDENT AUDITOR'S REPORT

KOVACK SECURITIES, INC.
(a wholly owned subsidiary of Kovack Financial LLC)

TABLE OF CONTENTS

MARGOLIES, FINK AND WICHROWSKI
CERTIFIED PUBLIC ACCOUNTANTS
BUILDING 9, SUITE 1B
2201 W. SAMPLE RD.
POMPANO BEACH, FLORIDA 33073
OFFICE: (954) 979-5440
FAX: (954) 979-1939
www.mfwcpa.net

A Partnership of Professional Associations

Barry A. Fink, C.P.A., P.A.
Mark V. Wichrowski, C.P.A., P.A.

Bernard W. Margolies, C.P.A.

Members of
American Institute of Certified Public Accountants
Florida Institute of Certified Public Accountants
New York State Society of Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

The Stockholders and Board of Directors
Kovack Securities, Inc.

Report on the Financial Statements

We have audited the accompanying statements of financial condition of Kovack Securities, Inc. (a wholly owned subsidiary of Kovack Financial LLC) as of December 31, 2013 and 2012, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kovack Securities, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted In the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I, has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

February 11, 2014

Margolis, Tisland Nebrasha

KOVACK SECURITIES, INC.
(a wholly owned subsidiary of Kovack Financial LLC)

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2013 AND 2012

ASSETS

	2013	2012
Cash and cash equivalents	$ 2,824,577	$ 1,386,562
Cash with clearing organizations	483,627	515,632
Receivables:		
Clearing brokers and insurance companies	456,189	400,490
Employee advances	945	4,528
Representative advances	101,428	98,563
Due from related party	-	72,699
Prepaid expenses	59,509	95,411
Property and equipment, net of accumulated depreciation	431,844	174,569
Deposits and other assets	33,081	33,081
	$ 4,391,200	$ 2,781,535

LIABILITIES AND STOCKHOLDERS' EQUITY

	2013	2012
Accounts payable and accrued expenses	$ 473,351	$ 470,615
Commissions payable	1,353,302	1,080,561
Due to related party	78,213	-
Deposits	5,000	7,500
Deferred rent	130,137	38,347
	2,040,003	1,597,023
Stockholders' equity:		
Common stock voting, no par value per share, 1,000 shares authorized, 182 shares issued, and outstanding at December 31, 2013 and 2012, respectively	3,196	3,196
Common stock von-voting, no par value per share, 99,000 shares authorized, 17,988 shares issued and outstanding at December 31, 2013 and 2012, respectively	316,471	316,471
Additional paid-in capital	4,569	4,569
Retained earnings	2,026,961	860,276
Total stockholders' equity	2,351,197	1,184,512
	$ 4,391,200	$ 2,781,535

The accompanying notes are an integral part of these financial statements.

KOVACK SECURITIES, INC.
(a wholly owned subsidiary of Kovack Financial LLC)

STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Revenues:		
Commissions	$29,673,733	$25,450,804
Management fee income	1,259,057	1,045,570
Interest income	1,001	2,392
Other income	1,405,666	1,326,130
	$32,339,457	$27,824,896
Expenses:		
Commissions and clearing charges	24,205,901	20,727,863
Employee compensation and benefits	2,184,049	2,084,687
Communication and data processing	552,719	507,540
Regulatory fees	385,937	376,789
Rent	293,321	214,458
Depreciation and amortization	60,373	49,575
Interest	14,861	7,772
Other	2,466,611	2,382,347
	30,163,772	26,351,031
Net income	$ 2,175,685	$ 1,473,865

The accompanying notes are an integral part of these financial statements.

KOVACK SECURITIES, INC.
(a wholly owned subsidiary of Kovack Financial LLC)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2013 AND 2012

	Number of Common Shares Voting	Common Shares Non-Voting	Amount	Additional Paid–in Capital	Retained Earnings	Total
Balance December 31, 2011	182	17,988	$ 319,667	$ 4,569	$ 765,411	$ 1,089,647
Distributions					(1,379,000)	(1,379,000)
Net income	-	-	-	-	1,473,865	1,473,865
Balance December 31, 2012	182	17,988	319,667	4,569	860,276	1,184,512
Distributions					(1,009,000)	(1,009,000)
Net income	-	-	-	-	2,175,685	2,175,685
Balance December 31, 2013	182	17,988	$ 319,667	$ 4,569	$ 2,026,961	$ 2,351,197

The accompanying notes are an integral part of these financial statements.

KOVACK SECURITIES, INC.
(a wholly owned subsidiary of Kovack Financial LLC)

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Cash flows from operating activities:		
Net income	$ 2,175,685	$ 1,473,865
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	60,373	49,575
Deferred rents	91,790	(11,241)
Loss on disposal of fixed assets	21,811	
Accounts receivable:		
Clearing brokers and insurance companies	(55,699)	117,004
Employee advances	3,583	1,552
Representative advances	(2,865)	(98,563)
Prepaid expenses	35,902	(59,205)
Accounts payable and accrued expenses	2,736	(179,906)
Due to (from) related party	150,912	(155,538)
Commissions payable	272,741	314,663
Deposits	(2,500)	7,500
Total adjustments	578,784	(14,159)
Total cash flows from operating activities	2,754,469	1,459,706
Cash flows (used in) investing activities:		
Purchase of property and equipment	(339,459)	(31,127)
Total cash flows (used in) investing activities	(339,459)	(31,127)
Cash flows (used in) financing activities:		
Stockholder distributions	(1,009,000)	(1,379,000)
Total cash flows (used in) financing activities	(1,009,000)	(1,379,000)
Net increase in cash and cash equivalents	1,406,010	49,579
Cash and cash equivalents, beginning of period	1,902,194	1,852,615
Cash and cash equivalents, end of period	$3,308,204	$1,902,194
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$ 14,861	$ 7,772

The accompanying notes are an integral part of these financial statements.

KOVACK SECURITIES, INC.
(a wholly owned subsidiary of Kovack Financial LLC)

NOTES TO FINANCIAL STATEMENTS

1. BUSINESS

The Company was incorporated in the State of Florida on April 23, 1997, as a registered securities broker-dealer with the SEC and FINRA. The Company's headquarters are located in Fort Lauderdale, Florida.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents - The Company considers all unrestricted deposits and highly liquid investments, readily convertible to known amounts, with an original maturity of three months or less to be cash equivalents.

Property and equipment - Property and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the respective assets using the straight-line method.

Revenue recognition - Purchases and sales of securities are recorded on the settlement date. Investment banking income is recorded at the time the services are completed and the income is reasonably determinable.

Accounting estimates - Management of the Company occasionally uses accounting estimates in determining certain revenues and expenses. Estimates are based on subjective as well as objective factors and, as a result, judgment is required to estimate certain amounts at the date of the financial statements.

Fair value of financial instruments - The fair value of the Company's financial instruments such as cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate their carrying value.

Income taxes - The Company has elected, by unanimous consent of its stockholders, to be taxed as an S Corporation under the provisions of Section 1361 of the Internal Revenue Code. Under these provisions, the Company does not pay federal corporate income tax on its taxable income. Instead, the stockholders are liable for individual federal income taxes on their respective share of the Company's taxable income. Therefore, only nominal state income taxes have been included in the accompanying financial statements. The Company adopted FASB Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement 109,*" ("FASB ASC 740-10") during 2011. This pronouncement seeks to reduce the diversity in practice associated with certain aspects of measurement and recognition in accounting for income taxes. It prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position that an entity takes or expects to take in a tax return. An entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. This pronouncement is applicable to pass-though entities, such as S Corporations, which are potentially subject to income taxes.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes (continued) - The Company assesses its income tax positions, including its continuing tax status as an S Corporation, based on management's evaluation of the facts, circumstances and information available at the reporting date. The Company uses the prescribed more likely than not threshold when making its assessment. At adoption, the Company did not record any cumulative effect adjustment, and the Company did not accrue any interest expense or penalties related to tax positions. There are no open Federal or State tax years under audit. Beginning with the tax year ending December 31, 2011 the Company files consolidated federal and state income tax returns with its parent.

Reclassifications – Certain reclassifications have been made to the 2012 account balances to be in conformity with the 2013 presentation.

3. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2013 and 2012 consists of the following:

	2013	2012	Estimated useful lives
Equipment and software	$ 243,841	$ 378,060	5 years
Furniture and furniture	208,412	135,908	5 years
Leasehold improvements	198,335	37,327	10 years
	650,588	551,295	
Less accumulated depreciation	(218,744)	(376,726)	
	$ 431,844	$ 174,569	

Depreciation expense charged to income was $60,373 and $49,575 in 2013 and 2012, respectively.

4. LEASES

The Company has several non-cancelable leases for transportation equipment, and office facilities that expire over the next nine years. The following is a schedule of future minimum lease payments (common area maintenance not included) for operating leases as of December 31, 2013: 2014 - $206,590, 2015 - $240,562, 2016 - $238,336, 2017 - $243,820, 2018 - $250,727, and thereafter $604,571. Rental expense, including deferred rental payments, for the Company's corporate headquarters totaled $293,321 and $214,485 for the years ended 2013 and 2012, respectively.

5. PENSION PLAN

The Company sponsors a 401K pension plan for the benefit of its employees. Contributions to the plan were $52,798 and $47,090 for the years ended December 31, 2013 and 2012, respectively.

6. COMMITTMENTS AND CONTINGENCIES

The Company is party to certain claims and legal actions arising in the ordinary course of business. In some cases, plaintiffs are seeking compensatory and punitive damages. It is the opinion of management that ultimate disposition of these matters will not have a material adverse effect on the Company's financial condition. The Company has accrued $250,661 and $277,929 of settlement costs in 2013 and 2012, respectively.

Effective January 1, 2012 the Company entered into a Software and Service Agreement with a third party vendor to provide back-office brokerage software application and support. The initial term of the agreement extends through August 31, 2013, thereafter renewing annually, unless cancelled by either party. Future minimum rental payments and implementation fees under this agreement for the next year is as follows: 2014 - $138,300.

7. RELATED PARTY TRANSACTIONS

Kovack Securities, Inc. (KSI) acts as the introducing broker/dealer for customers accounts which are managed through Kovack Advisors, Inc. (KAI), a registered investment advisor and related party. As the introducing broker/dealer, KSI provides back office support in account opening and administration on a fully disclosed basis through either Pershing LLC, or National Financial Services LLC. For the years ended December 31, 2013 and 2012, the Company earned commissions for this back office support of $1,247,057 and $1,033,570, and a management fee of $12,000 and $12,000 for services provided, respectively. On December 31, 2013 KSI owed KAI $78,213. On December 31, 2012 KAI owed KSI $72,699.

8. COMMON STOCK

Effective January 1, 2011 the stockholder's of Kovack Securities, Inc. exchanged 100% of their stock for 100% of the outstanding stock of Kovack Financial LLC in a tax fee exchange.

9. CONCENTRATIONS

During the year, the Company maintained cash balances in excess of the Federally insured limits. The funds are with major money center banks, and financial institutions. Consequently, the Company does not believe that there is a significant risk in having these balances in one financial institution.

10. REQUIREMENTS OF RULE 15c3-3

The Company is a non-clearing broker, exempt from making computations of amounts on deposit in the Special Reserve Bank Account for the Exclusive Benefits of Customers, under the provisions of paragraph (k) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

11. NET CAPITAL PROVISION OF RULE 15c3-1

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2013, the Company had net capital of $1,706,677, which was $1,570,677 in excess of its required net capital of $136,000. The Company's net capital ratio was 1.19 to 1.

12. REPORTING REQUIREMENTS UNDER RULE 17a-5

The Company is subject to the reporting requirements of Rule 17a-5 of the Securities and Exchange Act of 1934, which requires certain brokers and dealers to file annual statements of financial condition with the Securities and Exchange Commission. The Company has met this requirement by filing Form X-17A-5 with the Commission. Copies of Parts I and II of Form X-17A-5 and any comments as to weaknesses found in the accounting system, the internal accounting controls or procedures for safeguarding securities are available for examination at the Fort Lauderdale, Florida office of the Company, and in the regional office of the Securities and Exchange Commission.

13. SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through February 11, 2014, which is the date the financial statements were available for issue.

SCHEDULE I

COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2013

NET CAPITAL COMPUTATION:

Total stockholders' equity qualified for net capital	$ 2,351,197
Add:	
Allowable subordinated liabilities	-
Total capital and allowable subordinated liabilities	2,351,197
Deducts and or charges:	
Total non-allowable assets	(626,807)
Net capital before haircuts	1,724,390
Haircuts on securities:	
Other securities	(17,713)
	(17,713)
Net capital	$ 1,706,667

RECONCILIATION:

Net capital, per page 3 of the December 31, 2013 un-audited Focus Report, as originally filed	$ 1,706,667
Net audit adjustments	-
Net capital, per December 31, 2013 audited report, as filed	$ 1,706,667

MARGOLIES, FINK AND WICHROWSKI
CERTIFIED PUBLIC ACCOUNTANTS
BUILDING 9, SUITE 1B
2201 W. SAMPLE RD.
POMPANO BEACH, FLORIDA 33073
OFFICE: (954) 979-5440
FAX: (954) 979-1939
www.mfwcpa.net

A Partnership of Professional Associations

Barry A. Fink, C.P.A., P.A.
Mark V. Wichrowski, C.P.A., P.A.

Bernard W. Margolies, C.P.A.

Members of
American Institute of Certified Public Accountants
Florida Institute of Certified Public Accountants
New York State Society of Certified Public Accountants

To the Board of Directors
Kovack Securities, Inc.

In planning and performing our audit of the financial statements of Kovack Securities, Inc. (a wholly owned subsidiary of Kovack Financial LLC) as of and for the year ended December 31, 2013, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a significant deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Margolis, Phipps and Wright [signature]

February 11, 2014

MFW

MARGOLIES, FINK AND WICHROWSKI
CERTIFIED PUBLIC ACCOUNTANTS
BUILDING 9, SUITE 1B
2201 W. SAMPLE RD.
POMPANO BEACH, FLORIDA 33073
OFFICE: (954) 979-5440
FAX: (954) 979-1939
www.mfwcpa.net

A Partnership of Professional Associations

Barry A. Fink, C.P.A., P.A.
Mark V. Wichrowski, C.P.A., P.A.

Bernard W. Margolies, C.P.A.

Members of
American Institute of Certified Public Accountants
Florida Institute of Certified Public Accountants
New York State Society of Certified Public Accountants

To the Board of Directors
Kovack Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Kovack Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Kovack Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Kovack Securities, Inc.'s management is responsible for the Kovack Securities Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement journal of the Kovack Securities, Inc., noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with Kovack Securities, Inc. financial statements and general ledger and supporting schedules, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and,

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T, on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 11, 2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

FORM X-17A-5

FOCUS REPORT

(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)

PART IIA [12]

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16   2) Rule 17a-5(b) [ ] 17   3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19   5) Other [ ] 26

NAME OF BROKER-DEALER

KOVACK SECURITIES INC. [13]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

6451 N. FEDERAL HWY., SUITE 1201 [20]
(No. and Street)

FT. LAUDERDALE [21] (City)   FL [22] (State)   33308 [23] (Zip Code)

SEC. FILE NO.

8-50847 [14]

FIRM ID NO.

44848 [15]

FOR PERIOD BEGINNING (MM/DD/YY)

10/01/13 [24]

AND ENDING (MM/DD/YY)

12/31/13 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT   (Area code) - Telephone No.

Melinda Wolfe [30]   (954) 670-0620 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT   OFFICIAL USE

[32]   [33]
[34]   [35]
[36]   [37]
[38]   [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ?   YES [ ] 40   NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [Y] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submisson of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ______ day of ______ 20 ____

Manual Signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) ______
Principal Financial Officer or Partner

3) ______
Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a))

FINRA

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
KOVACK SECURITIES INC. | N | 3 | [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/13 [99]
SEC FILE NO. 8-50847 [98]
Consolidated [198]
Unconsolidated X [199]

ASSETS

	Allowable	Non-Allowable	Total
1. Cash	$ 3,308,204 [200]		$ 3,308,204 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	179,922 [295]		
B. Other	276,267 [300]	$ [550]	456,189 [810]
3. Receivables from non-customers	[355]	[600]	[830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	[424]		
E. Spot commodities	[430]		[850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ [130]			
B. At estimated fair value	[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes:	[470]	[640]	[890]
Market value of collateral:			
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization.	[490]	431,844 [680]	431,844 [920]
11. Other assets	[535]	194,963 [735]	194,963 [930]
12. Total Assets	$ 3,764,393 [540]	$ 626,807 [740]	$ 4,391,200 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

KOVACK SECURITIES INC. as of 12/31/13

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities		A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable		$ [1045]	$ [1255]	$ [1470]
14. Payable to brokers or dealers:				
A. Clearance account		[1114]	[1315]	[1560]
B. Other		1,353,302 [1115]	[1305]	1,353,302 [1540]
15. Payable to non-customers		[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value			[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other		686,701 [1205]	[1385]	686,701 [1685]
18. Notes and mortgages payable:				
A. Unsecured		[1210]		[1690]
B. Secured		[1211]	[1390]	[1700]
19. Liabilities subordinated to claims of general creditors:				
A. Cash borrowings:			[1400]	[1710]
1. from outsiders	$ [970]			
2. Includes equity subordination (15c3-1(d)) of	$ [980]			
B. Securities borrowings, at market value			[1410]	[1720]
from outsiders	$ [990]			
C. Pursuant to secured demand note collateral agreements			[1420]	[1730]
1. from outsiders	$ [1000]			
2. includes equity subordination (15c3-1(d)) of	$ [1010]			
D. Exchange memberships contributed for use of company, at market value			[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes		[1220]	[1440]	[1750]
20. TOTAL LIABILITIES		$ 2,040,003 [1230]	$ [1450]	$ 2,040,003 [1760]

Ownership Equity

		Total
21. Sole proprietorship		$ [1770]
22. Partnership (limited partners)	$ [1020]	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		319,667 [1792]
C. Additional paid-in capital		4,569 [1793]
D. Retained earnings		2,026,961 [1794]
E. Total		2,351,197 [1795]
F. Less capital stock in treasury		( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 2,351,197 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 4,391,200 [1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

KOVACK SECURITIES INC. as of 12/31/13

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition				$	2,351,197	3480
2. Deduct ownership equity not allowable for Net Capital				(	)	3490
3. Total ownership equity qualified for Net Capital					2,351,197	3500
4. Add:						
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital						3520
B. Other (deductions) or allowable credits (List)						3525
5. Total capital and allowable subordinated liabilities				$	2,351,197	3530
6. Deductions and/or charges:						
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$	626,807	3540			
B. Secured demand note deficiency			3590			
C. Commodity futures contracts and spot commodities-proprietary capital charges			3600			
D. Other deductions and/or charges			3610	(	626,807)	3620
7. Other additions and/or allowable credits (List)						3630
8. Net Capital before haircuts on securities positions				$	1,724,390	3640
9. Haircuts on securities (computed, where appliicable, pursuant to 15c3-1(f)):						
A. Contractual securities commitments	$		3660			
B. Subordinated securities borrowings			3670			
C. Trading and investment securities:						
1. Exempted securities			3735			
2. Debt securities			3733			
3. Options			3730			
4. Other securities			3734			
D. Undue concentration			3650			
E. Other (List)		17,713	3736	(	17,713)	3740
10. Net Capital				$	1,706,677	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

KOVACK SECURITIES INC. as of 12/31/13

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	136,000	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	50,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	136,000	3760
14. Excess net capital (line 10 less 13)	$	1,570,677	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	1,502,677	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	2,040,003	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
19. Total aggregate indebtedness				$	2,040,003	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)				%	119.53	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)				%	0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or

2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

KOVACK SECURITIES INC.

For the period (MMDDYY) from 10/01/13 [3932] to 12/31/13 [3933]

Number of months included in this statement 3 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$ 208,757	3935
b. Commissions on listed option transactions	44,319	3938
c. All other securities commissions	2,466,279	3939
d. Total securities commissions	2,719,355	3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading	62,445	3949
c. Total gain (loss)	62,445	3950
3. Gains or losses on firm securities investment accounts		3952
4. Profits (losses) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares	129,002	3970
6. Commodities revenue	682	3990
7. Fees for account supervision, investment advisory and administrative services	78,320	3975
8. Other revenue	5,271,896	3995
9. Total revenue	$ 8,261,700	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers			44,823	4120
11. Other employee compensation and benefits			554,837	4115
12. Commissions paid to other brokers-dealers			5,744,018	4140
13. Interest expense			8,453	4075
a. Includes interest on accounts subject to subordination agreements		4070		
14. Regulatory fees and expenses			394,604	4195
15. Other expenses			650,313	4100
16. Total expenses			$ 7,397,048	4200

NET INCOME

17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16)			$ 864,652	4210
18. Provision for Federal income taxes (for parent only)				4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
a. After Federal income taxes of		4238		
20. Extraordinary gains (losses)				4224
a. After Federal income taxes of		4239		
21. Cumulative effect of changes in accounting principles				4225
22. Net income (loss) after Federal income taxes and extraordinary items			$ 864,652	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal Income taxes and extraordinary items	(93,940)	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

KOVACK SECURITIES INC.

For the period (MMDDYY) from 10/01/13 to 12/31/13

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 1,853,545	4240
A. Net income (loss)			864,652	4250
B. Additions (includes non-conforming capital of	$	4262)		4260
C. Deductions (includes non-conforming capital of	$ 367,000	4272)	367,000	4270
2. Balance, end of period (from item 1800)			$ 2,351,197	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (from item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
KOVACK SECURITIES INC. as of 12/31/13

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based :

A. (k) (1) - Limited business (mutual funds and/or variable annuities only) . . . . . $ ______ 4550

B. (k) (2) (i) - "Special Account for the Exclusive Benefit of customers" maintained . . . . . ______ 4560

C. (k) (2) (ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon
Pershing;National Financial Services 4335 X 4570

D. (k) (3) - Exempted by order of the Commission . . . . . ______ 4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code to enter)	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695
		TOTAL	$ 4699		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c) (2) (iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c) (2) (iv) Liabilities

FINRA FORM SSOI

SUPPLEMENTAL STATEMENT OF INCOME

(Please read instructions before preparing Form)

NAME OF BROKER-DEALER		SEC. FILE NO.	
KOVACK SECURITIES INC.	13	8-50847	14
ADDRESS OF PRINCIPAL PLACE OF BUSINESS		FIRM ID NO.	
6451 N. FEDERAL HWY., SUITE 1201 (No. and Street)	20	44848	15
FT. LAUDERDALE (City) 21 / FL (State) 22 / 33308 (Zip Code)	23	FOR PERIOD BEGINNING (MM/DD/YY) 10/01/13	24
		AND ENDING (MM/DD/YY) 12/31/13	25

NAME OF PERSON COMPLETING THIS REPORT Melinda Wolfe 11290

TELEPHONE NO. OF PERSON COMPLETING THIS REPORT (954) 670-0620 11291

REVENUE

1. Commissions

A. Listed Equities, ETFs and Closed End Funds Executed on an Exchange	$	208,757	13935
B. Exchange Listed Equity Securities Executed OTC	$	362,623	13937
C. U.S. Government and Agencies	$	1,625	11001
D. Foreign Sovereign debt	$		11002
E. Corporate debt	$	134,246	11003
F. Mortgage Backed and Other Asset Backed Securities	$		11004
G. Municipals	$	57,279	11005
H. Listed Options	$	44,319	13938
I. OTC Options	$	4,667	11006
J. All Other Securities Commissions	$	1,649,019	13939
K. Commodity Transactions	$		13991
L. Foreign Exchange	$		11007
M. Aggregate amount if less than the greater of $5,000 or 5% of Total Revenue (line 14030) (Do not complete Items A-L)	$		11008
1. Is any portion of Item M related to municipal securities? ☐ 11009			
Total Commissions:	$	2,462,535	13940

2. Revenue from Sale of Investment Company Shares	$	385,822	13970
3. Revenue from Sale of Insurance Based Products			
A. Variable Contracts	$	2,723,634	11020
B. Non-Securities Insurance Based Products	$	237,181	11021
C. Aggregate amount if less than the greater of $5,000 or 5% of Total Revenue (line 14030) (Do not complete Items A-B)	$		11022
Total Revenue From Sale of Insurance Based Products:	$	2,960,815	11029
4. Gains or Losses on Derivative Trading Desks			
A. Interest Rate/Fixed Income Products	$		13921
B. Currency	$		13922
C. Equity Products	$		13923
D. Commodity Products	$		13924
E. Other	$		13925
Total Gains or Losses on Derivative Trading Desks:	$		13926

SUPPLEMENTAL STATEMENT OF INCOME

BROKER OR DEALER
KOVACK SECURITIES INC.

For the period (MMDDYY) from 10/01/13 [3932] to 12/31/13 [3933]
Number of months included in this statement 3 [3931]

5. Net Gains or Losses on Principal Trades				
A. Equities, ETFs and Closed End Funds. Includes Dividends:	[ ] 11030	$		13903
B. U.S. Government and Agencies. Includes interest:	[ ] 11031	$		11032
C. Foreign Sovereign Debt. Includes interest:	[ ] 11033	$		11034
D. Corporate Debt. Includes interest:	[ ] 11035	$		11036
E. Mortgage-Backed and Other Asset-Backed Securities. Includes interest	[ ] 11037	$		11038
F. Municipals. Includes interest:	[ ] 11039	$		13901
G. Foreign Exchange		$		13902
H. Listed Options		$		11040
I. OTC Options		$		11041
J. Securities Based Swaps		$		11042
K. All Other Swaps		$		11043
L. Futures		$		11044
M. Commodity Transactions		$		13904
N. Other		$		13951
O. Aggregate amount if less than the greater of $5,000 or 5% of Total Revenue (line 14030) (Do not complete Items A-N)		$	62,445	11045
1. Is any portion of Item O related to municipal securities?	Y 11046			
Total Net Gains or Losses on Principal Trades:		$	62,445	13950
6. Capital Gains (Losses) on Firm Investments		$		13952
Includes Dividends and/or Interest:	[ ] 11053			
7. Interest / Rebate / Dividend Income				
A. Securities Borrowings		$		11060
B. Reverse Repurchase Transactions		$		11061
C. Margin Interest		$		13960
D. Interest earned from customer bank sweep (FDIC insured products) programs		$		11062
E. Interest earned from customer fund sweeps into '40 Act Investments		$		11063
F. Interest and/or Dividends on Securities held in Firm Inventory (not reported in Sections 4 or 5)		$		11064
G. Other Interest		$		13953
H. Aggregate amount if less than the greater of $5,000 or 5% of Total Revenue (line 14030) (Do not complete Items A-G)		$	44,371	11065
Total Interest / Rebate / Dividend Income:		$	44,371	11069
8. Revenue from Underwritings and Selling Group Participation				
A. Municipal Offerings		$		11070
B. Registered Offerings				
1. Offerings other than self or affiliate. Excludes municipals		$		11071
2. Offerings, self or affiliate. Excludes municipals		$		11072
Total Revenue from Registered Offerings:		$		11079

SUPPLEMENTAL STATEMENT OF INCOME

BROKER OR DEALER	For the period (MMDDYY) from 10/01/13 [3932] to 12/31/13 [3933]	
KOVACK SECURITIES INC.	Number of months included in this statement	3 [3931]

C. Unregistered Offerings (Excludes municipal offerings) Sections below refer to Operational Page - See Instructions
Did the broker or dealer filing this report participate in the sale of any unregistered offering during the reporting period for which it received no compensation? .... N [11080]

1. Unregistered offerings, other than self or affiliate offerings. Section 1	$		11081
2. Unregistered offerings, self or affiliate offerings. Section 2	$		11082
Total Revenue from Unregistered Offerings:	$		11089
Total Revenue from Underwritings and Selling Group Participation:	$		13955
9. Fees Earned			
A. Fees earned from affiliated entities	$	332,572	11090
B. Investment Banking Fees; M&A Advisory	$		11091
C. Account Supervision and Investment Advisory Services	$		13975
D. Administrative Fees	$	78,320	11092
E. Revenue from Research Services	$		13980
F. Rebates from Exchanges, ECNs, and ATSs	$		11093
G. 12b-1 Fees	$	781,730	11094
H. Mutual Fund Revenue other than Concessions or 12b-1 Fees	$		11095
I. Execution Services	$		11096
J. Clearing Services	$		11097
K. Fees earned on customer bank sweep (FDIC insured products) programs	$		11098
L. Fees earned from sweep programs into '40 Act Investments	$		11099
M. Networking Fees from '40 Act Companies	$		11100
N. Other Fees	$	3,982	11101
O. Aggregate amount if less than the greater of $5,000 or 5% of Total Revenue (line 14030) (Do not complete Items A-N)	$		11102
Total Fees Earned:	$	1,196,604	11109
10. Commodities Revenue	$	682	13990
11. Other Revenue			
A. Total Revenue from sale of Certificates of Deposit (CDs) issued by an affiliate	$		11126
B. Other Revenue	$	1,148,426	13995

If Other Revenue line [13995] is greater than both 10% of Total Revenue line [14030] and $5,000, provide a description of the 3 largest components of Other Revenue, along with the associated revenue for each.

B-1. Description of : 1st largest component of Other Revenue: Compliance Meeting, annual conference	11120	$	347,320	11121
B-2. Description of : 2nd largest component of Other Revenue: Rep Registration Fees	11122	$	240,483	11123
B-3. Description of : 3rd largest component of Other Revenue: Reit due dilligence fees reimbursement fees	11124	$	221,033	11125
Total Revenue:		$	8,261,700	14030

SUPPLEMENTAL STATEMENT OF INCOME

BROKER OR DEALER	For the period (MMDDYY) from	10/01/13	3932	to 12/31/13	3933
KOVACK SECURITIES INC.	Number of months included in this statement			3	3931

EXPENSES

12. Compensation Expenses			
A. Registered Representatives Compensation	$	5,581,897	14110
B. Compensation paid to all other revenue producing personnel	$	0	14040
C. Compensation paid to non-revenue producing personnel (including temporary personnel)	$	504,042	11200
D. Bonuses	$	54,250	11201
E. Other compensation expenses	$	93,733	11202
F. Aggregate amount if less than the greater of $5,000 or 5% of Total Expenses (line 14200) (Do not complete Items A-E)	$		11203
Total Compensation Expenses:	$	6,233,922	11209
13. Commission, Clearance and Custodial Expenses			
A. Floor brokerage and fees paid	$		14055
B. Amounts paid to Exchanges, ECNs, and ATSs	$		14145
C. Clearance Fees Paid to broker-dealers	$	132,121	11210
D. Clearance Fees Paid to non-broker-dealers	$		14135
E. Commission Paid to other broker-dealers	$		14140
F. 12b-1 Fees	$		11211
G. Custodial Fees	$		11212
H. Aggregate amount if less than the greater of $5,000 or 5% of Total Expenses (line 14200) (Do not complete Items A-G)	$		11213
Total Commission, Clearance and Custodial Fees:	$	132,121	11219
14. Expenses Incurred on Behalf of Affiliates and Others			
A. Soft dollar expenses	$		11220
B. Rebates/Recapture of commissions	$		11221
Total Expenses incurred on Behalf of Affiliates and Others:	$		11229
15. Interest and Dividend Expenses			
A. Interest paid on bank loans	$		11230
B. Interest paid on debt instruments where broker-dealer is the obligor, including subordination agreements	$		11231
C. Interest paid on customer balances	$		11232
D. Interest paid on Securities Loaned transactions	$		11233
E. Interest paid on Repurchase Agreements	$		11234
F. Interest and/or Dividends on Short Securities Inventory	$		11235
G. Other interest expenses	$		11236
H. Aggregate amount if less than the greater of $5,000 or 5% of Total Expenses (line 14200) (Do not complete Items A-G)	$		11237
Total Interest and Dividend Expenses:	$		14075
16. Fees Paid to Third Party Service Providers			
A. To Affiliates	$		11240
B. To Third Parties	$	50,085	11241
Total Fees Paid to Third Party Service Providers:	$	50,085	11249

SUPPLEMENTAL STATEMENT OF INCOME

BROKER OR DEALER
KOVACK SECURITIES INC.

For the period (MMDDYY) from 10/01/13 [3932] to 12/31/13 [3933]
Number of months included in this statement 3 [3931]

17. General, Administrative, Regulatory and Miscellaneous Expenses

A. Finders' Fees	$		11250
B. Technology, data and communication costs	$	105,970	14060
C. Research	$		11251
D. Promotional Fees	$		14150
E. Travel and Entertainment	$	40,293	11252
F. Occupancy and equipment expenses	$	116,857	14080
G. Non-recurring charges	$		14190
H. Regulatory Fees	$	394,604	14195
I. Professional Service Fees	$	15,092	11253
J. Litigation, arbitration, settlement, restitution and rescission, and related outside counsel legal fees	$	(202,049)	11254
K. Losses in error accounts and bad debts	$		14170
L. State and local income taxes	$	2,278	11255
M. Aggregate amount if less than the greater of $5,000 or 5% of Total Expenses (line 14200) (Do not complete Items A-L)	$		11256
Total General, Administrative, Regulatory and Miscellaneous Expenses:	$	473,045	11269

18. Other Expenses

A. Other Expenses	$	507,875	14100

If Other Expenses line [14100] is greater than both 10% of Total Expenses line [14200] and $5,000, provide a description of the 3 largest components of Other Expenses, along with the associated expense for each.

A-1. Description of : 1st largest component of Other Expenses:	11280	$		11281
A-2. Description of : 2nd largest component of Other Expenses:	11282	$		11283
A-3. Description of : 3rd largest component of Other Expenses:	11284	$		11285

Total Expenses: $ 7,397,048 [14200]

NET INCOME

19. Net Income

A. Income (loss) before Federal income taxes and items below	$	864,652	14210
B. Provision for Federal income taxes (for parent only)	$	0	14220
C. Equity in earnings (losses) of unconsolidated subsidiaries not included above	$	0	14222
D. Extraordinary gains (losses)	$	0	14224
E. Cumulative effect of changes in accounting principles	$	0	14225
F. Net income (loss) after Federal income taxes and extraordinary items	$	864,652	14230

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

050847 FINRA DEC
Kovack Securities, Inc.
6451 N. Federal Highway, Suite 1201
Fort lauderdale, FL 33309-1415

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Isabelle Shick

2. A. General Assessment (item 2e from page 2) $ 20,086

B. Less payment made with SIPC-6 filed (**exclude interest**) (9,145)
7-26-13
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 10,941

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 10,941

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 10,941

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Kovack Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the _____ day of February, 20 14.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2013 and ending December 31, 2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 32,339,462
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	23,472,932
(2) Revenues from commodity transactions.	8,139
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	732,971
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 91,125	
Enter the greater of line (i) or (ii)	91,125
Total deductions	24,305,167
2d. SIPC Net Operating Revenues	$ 8,034,295
2e. General Assessment @ .0025	$ 20,086
	(to page 1, line 2.A.)